May 21, 2007

Atlas S&P 500 Index Fund

Atlas Funds

794 Davis Street

San Leandro, California 94577

Evergreen Equity Index Fund

Evergreen Select Equity Trust

200 Berkeley Street

Boston, Massachusetts 02116

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of December 1, 2006 between Atlas Funds, a Delaware statutory trust (the “ Target Trust”), on behalf of one of its series, Atlas S&P 500 Index Fund (“Target Fund”) and Evergreen Select Equity Trust, a Delaware statutory trust (the “Acquiring Trust”), on behalf of one of its series, Evergreen Equity Index Fund (“Acquiring Fund”).  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated January 12, 2007 and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts you have represented as to in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks long-term growth by investing in the stocks that achieve price and yield performance similar to the S&P 500.

  Various factors demonstrate the similarity between Target Fund and Acquiring Fund.  Both funds share the same investment objective in that both invest primarily in large-sized U.S. companies across similar market sectors to track the performance of the S&P 500 Index(1).  In selecting a basket of securities that closely resembles the S&P 500 Index, both funds invest in a mix of "growth" and "value" stocks(2).  Morningstar categorizes both funds as “Large Blend” equity funds, as of June, 30, 2006 (“the comparison date”), a randomly selected date that reflects the funds’ portfolios without reference to the Transaction(3).  With respect to Morningstar's Style Box, Morningstar also characterized both funds as having "Large Blend" investment styles as of the comparison date(4).  In addition, each fund invested approximately 98.50% of its net assets in stocks, and also invested insignificant amounts in cash (1.3% for Target Fund and 0.67% for Acquiring Fund) and other assets (0% for Target Fund and 0.87% for Acquiring Fund), as of the comparison date.

Because of their focus on tracking the performance of the S&P 500 Index, the funds’ portfolios are quite similar in terms of market capitalization, with very close weighted average market capitalization figures as of the comparison date ($51.92 billion for Target Fund and $47.15 billion for Acquiring Fund), placing both funds within the "large-cap" fund sphere(5).   When compared in terms of the percentage of net assets each fund invested in stocks of varying market capitalizations, there was a total overlap of 98.79%.  This overlap consisted of 51% in giant-cap stocks (51% for Target Fund and 52.14% for Acquiring Fund), 37.97% in large-cap stocks (38% for Target Fund and 37.97% for Acquiring Fund), and 9.82% in medium-cap stocks (10% for Target Fund and 9.82% for Acquiring Fund) (6).  Consistent with their focus on large-sized companies, both funds invested at least 89% of their net assets in large-cap and giant-cap stocks.  In addition, Acquiring Fund invested an insignificant amount of its assets in small-cap stocks (0.08%) while Acquiring Fund did not, and neither fund invested in micro-cap stocks.

The funds’ portfolios are also similar in terms of industry sector diversification.  As of the comparison date, the funds’ equity investments were compared using three broad sectors, which were also subdivided into twelve industries.  Looking solely at the three broad sectors, the funds shared a total overlap of approximately 100%: Target Fund and Acquiring Fund both invested just under one-half (46.36% each) of their equity investments in the information sector, just over one-third (34.22% each) in the manufacturing sector, and the balance, in each case, of just under one-fifth (19.42% and 19.41%, respectively) in the information sector.  Upon further dividing these three large industry sectors into twelve sub-categories (services: healthcare services, consumer services, business services, financial services; information: software, hardware, media, telecommunications; manufacturing: consumer goods, industrial goods, energy, utilities), the funds shared a total overlap of approximately 100%.  Both funds were also relatively diversified across these twelve industries, with each fund allocating no more than 21.38% of its equity investments to any one industry.

In addition, Target and Acquiring Fund invested in the same geographic regions.  As of the comparison date, both funds invested 100% of their equity assets in U.S. stock with no investments in foreign stocks.

Consistent with the similarity of investment strategies, the funds bear similar risk profiles. As of the comparison date, Target Fund and Acquiring Fund correlated with the S&P 500 to the same degree, with beta(7) of 1.00(8).

The specific characteristics described above (the relative figures and percentages in terms of performance, asset allocation, and risk profile) do not constitute fixed aspects of Target Fund and Acquiring Fund’s investment strategies.  Rather, they reflect the fact that the Funds’ similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

Consistent with the similarity of the funds, on the date of the Transaction, at least 33 1/3% of Target Fund’s portfolio assets as they existed prior to any realignment occurring in connection with the Transaction will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund, and the Target Fund will not have realigned its portfolio prior to the Transaction in order for this to be true.  Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the Transaction.  After the Transaction, Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the funds’ shared investment strategies, as described above and reflected by the aforementioned portfolio data.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

i. The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

ii. Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

iii. Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

iv. Under Section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

v. Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

vi. Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

vii. Under Section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

viii. Under Section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

ix. Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July of 2005 suggest that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement.  However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks long-term growth by investing in the stocks that achieve price and yield performance similar to the S&P 500.  The funds’ portfolios are similar in terms of asset allocation, investment style, market capitalization, sector diversification, regional exposure, and risk profile.  After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds.  While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies.  In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt.  No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

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Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

  /s/ Ropes & Gray LLP

Ropes & Gray LLP

1. The S&P 500 Index is an index consisting of 500 stocks chosen for market size, liquidity and industry grouping, among other factors. The S&P 500 is designed to be a leading indicator of U.S. equities and is meant to reflect the risk/return characteristics of the large-cap universe.

2. The “growth” approach is a style of investment strategy that favors stocks of companies exhibiting signs of above-average earnings and/or sales growth, even if the share price appears expensive in terms of metrics such as price-to-earnings or price-to-book ratios.  The “value” approach favors stocks that appear to be currently underpriced in the market according to certain forms of fundamental analysis; for example, these may include shares that are trading at high dividend yields or low price-to-earnings or price-to-book ratios.  In classifying fund portfolios as “Value,” “Growth,” or “Blend,” Morningstar begins by assigning each stock held in the portfolio a “Value” score (based on price/prospective earnings, price/book, price/sales, price/cash flow, and dividend yield) and a “Growth” score (based on long-term projected earnings growth, historical earnings growth, sales growth, cash flow growth, and book value growth).  Stocks are evaluated against other stocks in the same geographic area and capitalization band.  The style attributes of individual stocks are then used to determine the style classification of stock mutual funds, based on the asset-weighted average of the style scores.

3. Unless otherwise noted, all data were obtained from Morningstar.

4. According to Morningstar, the Morningstar Style Box is based on the equity holdings of a portfolio based on its most recently available portfolio at the time of analysis, which can differ from a fund's historic holdings.  The Morningstar Category, on the other hand, is assigned based on the underlying securities in each portfolio over the past three years.

5. Morningstar does not use a fixed numerical range in determining whether a fund is large, mid, or small-cap based on average market-capitalization.  Instead, Morningstar ranks all U.S. stocks by their market capitalizations, classifying the companies that make up the top 70% of the domestic U.S. market as large capitalization ("large cap") stocks, the next 20% as mid-cap, and the smallest 10% as small-cap.  Morningstar resets the boundaries periodically by examining the relative sizes of their database of stocks.  For example, as of April 2002, stocks with market caps of more than $8.85 billion were considered large cap; companies with market caps between $1.56 billion and $8.85 billion were considered mid cap; anything less than $1.56 billion was classified as small cap.

6. Rather than using a fixed number for “large-cap” or “small-cap” stocks, Morningstar uses a flexible system that is not adversely affected by overall movements in the market.  World equity markets are first divided into seven style zones:  (1) United States, (2) Latin America, (3) Canada, (4) Europe, (5) Japan, (6) Asia excluding Japan, and (7) Australia/New Zealand.  The stocks in each style zone are further subdivided into size groups.  “Giant-cap” stocks are defined as those that account for the top 40% of the capitalization of each style zone, “large-cap” stocks represent the next 30%, “mid-cap” stocks represent the next 20%, “small-cap” stocks represent the next 7%, and “micro-cap” stocks represent the smallest 3%.

7. Beta is the statistical measure of the degree of variance between a security or fund and a specifically defined market, such as the S&P 500.

8. Beta figures calculated and provided by the Funds.